Form 10-K, Exhibit 13
period 1996-12-31
INDUS GROUP INC
filed 1997-03-26
CIK 1005127

EXHIBIT 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

The Indus Group develops, markets, implements and supports client/server enterprise management software solutions for process industries worldwide. The Company was founded in 1988, operated as a sole proprietorship until being incorporated in 1990, and completed its initial publc offering on February 29, 1996. The Company derives its revenues primarily from software licenses, implementation and training services and associated maintenance fees sold to electric and gas utilities and other process-related industries.


RESULTS OF OPERATIONS

The following table sets forth the Company's results of operations for the periods indicated expressed as a percentage of total revenues.

                                                                                  Percentage of Total Revenues
                                                                                     Years Ended December 31,
                                                                                1994          1995           1996
------------------------------------------------------------------------------------------------------------------
Revenues:
    Software licensing fees                                                      25%            20%            21%
    Services and maintenance                                                     75             80             79
------------------------------------------------------------------------------------------------------------------
    Total revenues                                                              100            100            100
------------------------------------------------------------------------------------------------------------------
Cost of revenues                                                                 42             42             42
------------------------------------------------------------------------------------------------------------------
Gross margin                                                                     58             58             58
Operating expenses:
    Research and development                                                     23             15             16
    Sales and marketing                                                          14             11             12
    General and administrative                                                   15              9             10
    Compensation charge-stock options                                            --             35             --
------------------------------------------------------------------------------------------------------------------
    Total operating expenses                                                     52             70             38
------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                                     6            (12)            20
Other income (expense), net                                                      --             --              1
------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                                 6            (12)            21
Provision for income taxes                                                       --             --              9
Cumulative effect of deferred income taxes provided upon January 1, 1996
    conversion to C Corporation status                                           --             --              9
------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                 6%           (12)%            3%

PRO FORMA STATEMENT OF OPERATIONS DATA FOR 1995 AND 1996:
    Income (loss) before income taxes, as above                                                (12)%           21%
    Add back portion of compensation charge-stock options                                       33             --
------------------------------------------------------------------------------------------------------------------
    Income before income taxes, as adjusted                                                     21             21
    Provision for income taxes                                                                   9              9
------------------------------------------------------------------------------------------------------------------
    Pro forma net income                                                                        12%            12%
==================================================================================================================


Revenues
  The Company's revenues are derived from software licensing fees and from services, which include implementation and training services coupled with maintenance fees. Total revenues increased 76% from $30.6 million in 1994 to $53.8 million in 1995, and 41% to $75.9 million in 1996. The increase in 1995 resulted from increased licensing activity in the latter half of 1994 and the associated increase in demand for the Company's implementation and training services. The growth in 1996 was attributable to increased licensing activity combined with new customer licenses and subsequent implementation and training services. The Company does not believe the revenue growth experienced in 1996 is necessarily indicative of any revenue growth that may occur in future periods.

Cost of Revenues
  Cost of revenues consists primarily of: (i) personnel and related costs for implementation, including the costs of the Company's Account Executives, and
  (ii) personnel and related costs for training and customer support services. Substantially all of the cost of revenues is attributable to providing services and maintenance. Costs of software license fees, which consist primarily of packaging and production costs, are not significant and are not segregated in the Company's accounting records. All software development costs are expensed to research and development as incurred. Cost of revenues increased 76% from $12.8 million in 1994 to $22.6 million in 1995 and 41% to $31.8 million in 1996, and represented 42% of total revenues in each of those years. The 1995 and 1996 increases resulted from the cost of increased services associated with major new license agreements as well as the cost of additional services associated with the expansion of existing projects.

Research and Development
  Research and development expenses consist primarily of: (i) personnel and related costs and (ii) computer timeshare costs directly attributable to the development of new software application products, enhancements to existing products and the costs of porting the Company's products to different platforms. Research and development expenses increased by 17% from $7.1 million in 1994 to $8.3 million in 1995 and increased by 50% to $12.5 million in 1996, and represented 23%, 15% and 16% respectively, of total revenues in those years. The decline in research and development as a percentage of total revenues in 1995 was due to the increase in total revenues. Research and development investment increased in absolute dollars and as a percentage of total revenues in 1996 as compared to 1995 due to the Company committing substantial development resources towards incorporating new technologies into PASSPORT and designing additional PASSPORT applications. The Company believes that a significant level of research and development is essential to remain competitive and will continue to invest development resources towards incorporating new technologies into PASSPORT and designing additional PASSPORT functionality. The level of these expenditures for a particular period may vary depending on the projects in progress.

  In accordance with Statement of Financial Accounting Standards No. 86, software development costs are expensed as incurred until technological feasibility of the software is established, after which any additional costs are capitalized. To date, the Company has expensed all software development costs because development costs incurred subsequent to the establishment of technological feasibility have not been material.


Sales and Marketing
  Sales and marketing expenses increased by 39% from $4.1 million in 1994 to $5.7 million in 1995 and increased by 64% to $9.3 million in 1996, and represented 14%, 11% and 12%, respectively, of total revenues in those years. The 1995 and 1996 increases in absolute dollars resulted from increased staffing levels and increased commissions expenses associated with increased revenues. The Company believes that sales and marketing expenses as a percentage of total revenues will increase in 1997 due to the reallocation of certain expenditures originally intended for research and development to sales and marketing efforts, and will increase as the Company expands its presence in the domestic market, initiates operations in additional international markets, develops new and existing marketing and product strategic alliances and increases focus on vertical markets.


General and Administrative
  General and administrative expenses increased by 4% from $4.7 million in 1994 to $4.9 million in 1995 and increased by 59% to $7.8 million in 1996. These expenses represented 15%, 9% and 10%, respectively, of total revenues in those years. The increase in 1996 primarily resulted from incremental expenditures related to becoming a public company and expansion in staffing to support the Company's growth.


Compensation Charge - Stock Options
  The Company amended its 1992 Stock Option Plan effective in September 1995 to accelerate the exercisability of all outstanding stock options (covering 1,788,570 shares of Common Stock). Exercisability had previously been contingent upon certain "liquidity events" such as an initial public offering or an acquisition of the Company. As a result of this amendment, the Company recognized a non-recurring compensation charge of $18.9 million in the third quarter of 1995.


Provision for Income Taxes
  Effective upon its incorporation in 1990, the Company elected to have its United States income taxed under Subchapter S of the Code. Accordingly, income tax provisions prior to 1996 were principally attributable to state taxes and taxes imposed by governments on the Company's foreign operations. The Company's S Corporation status terminated effective January 1, 1996, and the Company was subject to federal income taxation at the corporate level thereafter. In connection with the termination of S Corporation status as of January 1, 1996, a one-time charge representing a cumulative net federal and state deferred income tax liability of $6.7 million was recorded during the first quarter of 1996.


Net Income (Loss)
  The Company's net income of $2.5 million in 1996 increased from the net loss recorded in 1995, primarily due to increased revenues. The effect of the increased revenues was partially offset by the factors described above and by a one-time charge representing a cumulative net federal and state deferred income tax liability associated with the Company's conversion to C Corporation status. The loss in 1995 was a result of the non-recurring compensation charge upon elimination of the contingency related to stock options.



o LIQUIDITY AND CAPITAL RESOURCES

  During 1996, the Company financed its operations primarily through cash provided by operations and the proceeds of its initial public offering. In March 1996, the Company received $33.9 million, representing the proceeds (net of underwriting commissions and offering costs) from an initial public offering of 2,500,000 shares of its Common Stock. Cash provided by operations was $2.3 million, $3.1 million and $20.2 million in 1994, 1995 and 1996, respectively. Accounts receivable increased substantially in 1995 as the overall level of new licensing activity and associated service levels increased. Accounts receivable decreased in 1996 in spite of increased revenues as a result of additional focus on collections. Investing activities, consisting primarily of the purchase of marketable securities and acquisitions of property and equipment, used cash of approximately $861,000, $577,000 and $33.3 million in 1994, 1995 and 1996, respectively. Financing activities in 1994 and 1995 used cash of $1.4 million and $2.6 million, respectively. Financing activities in 1996 generated cash of $26.3 million primarily as a result of the proceeds from the initial public offering partially offset by repayment of the line of credit.

  As of December 31, 1996, the Company's principal sources of liquidity consisted of approximately $13.3 million in cash and cash equivalents and $26.5 million in marketable securities. In addition, the Company has an unsecured revolving bank line of credit agreement which permits borrowings, including stand-by letters of credit, of up to $15 million. The facility expires in May 1997. The Company believes it will be able to renew this agreement or replace it on terms acceptable to the Company. No borrowings were outstanding under this line at December 31, 1996.

  The Company presently anticipates capital expenditures of approximately $6.0 million in 1997, primarily for equipment and furniture.

  The Company believes that existing cash and marketable securities, anticipated cash flow from operations and available bank borrowings will be sufficient to meet its cash requirements during at least the next 12 months. The foregoing statement regarding the Company's expectations for continued liquidity is a forward-looking statement, and actual results may differ materially depending on a variety of factors, including variable operating results.

CONTENTS OF FINANCIAL STATEMENTS


    19        REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

    20        BALANCE SHEETS

    21        STATEMENTS OF OPERATIONS

    22        STATEMENT OF SHAREHOLDERS' EQUITY

    23        STATEMENTS OF CASH FLOWS

    24        NOTES TO FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
The Indus Group, Inc.

We have audited the accompanying consolidated balance sheet of The Indus Group, Inc. as of December 31, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended, and the accompanying combined balance sheet of The Indus Group, Inc. and Indus International, Inc. (a related entity acquired by The Indus Group, Inc. in 1996) as of December 31, 1995, and the related combined statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Indus Group, Inc. at December 31, 1996, and the consolidated results of its operations and its cash flows for the year then ended and the combined financial position of The Indus Group, Inc. and Indus International, Inc. at December 31, 1995, and the combined results of their operations and their cash flows for the two years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


                         /s/ Ernst & Young LLP


                         Palo Alto, California
                         January 24, 1997

COMBINED (1995); CONSOLIDATED (1996) BALANCE SHEETS

ASSETS

(In thousands, except share amounts)
                                                                                                December 31,
Current assets                                                                            1995              1996
-------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                                           $     45           $ 13,266
   Marketable securities                                                                   --               26,524
   Billed accounts receivable, less allowance for doubtful accounts of $652 and $449
      at December 31, 1995 and 1996, respectively                                        17,661             16,889
   Unbilled accounts receivable                                                           9,053              5,633
   Other current assets                                                                   1,108              4,523
-------------------------------------------------------------------------------------------------------------------
         Total current assets                                                            27,867             66,835
Marketable securities - maturing beyond one year                                           --                2,129
Property and equipment, net                                                               3,128              6,337
Employee notes receivable                                                                    80                140
Other assets                                                                               --                   73
-------------------------------------------------------------------------------------------------------------------
                                                                                       $ 31,075           $ 75,514
===================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Borrowings under line of credit                                                     $  8,900           $   --
   Accounts payable                                                                       1,331              2,165
   Accrued compensation                                                                   1,841              3,030
   Income taxes payable                                                                     218               --
   Deferred income taxes                                                                    326              3,837
   Other accrued liabilities                                                                186                511
   Deferred revenue                                                                       7,425             10,599
-------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                             20,227             20,142

Commitments                                                                                --                 --

Shareholders' equity:
   Preferred stock                                                                         --                 --
   Common stock                                                                             609                 19
   Additional capital                                                                    18,900(1)          46,425
   Other                                                                                   (438)              (300)
   Retained earnings (deficit)                                                           (8,223)             9,228
-------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                            10,848             55,372
-------------------------------------------------------------------------------------------------------------------
                                                                                       $ 31,075           $ 75,514
===================================================================================================================

(1) Value of unexercised stock options of The Indus Group, Inc. upon elimination of contingency feature, which had precluded exercise of these options. This amount was charged to operations in September 1995 and reduced retained earnings at December 31, 1995.

See accompanying notes.


COMBINED (1994 and 1995); CONSOLIDATED (1996) STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)
                                                                                      Years Ended December 31,
                                                                              1994            1995             1996
---------------------------------------------------------------------------------------------------------------------
Revenues:
    Software licensing fees                                                 $  7,547        $ 10,676        $ 16,208
    Services and maintenance                                                  23,044          43,115          59,731
---------------------------------------------------------------------------------------------------------------------
       Total revenues                                                         30,591          53,791          75,939
Cost of revenues (1)                                                          12,798          22,578          31,790
---------------------------------------------------------------------------------------------------------------------
Gross margin                                                                  17,793          31,213          44,149
Operating expenses:
    Research and development                                                   7,120           8,306          12,493
    Sales and marketing                                                        4,144           5,680           9,306
    General and administrative                                                 4,654           4,918           7,819
    Compensation charge - stock options (2)                                     --            18,900            --
---------------------------------------------------------------------------------------------------------------------
       Total operating expenses                                               15,918          37,804          29,618
---------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                                  1,875          (6,591)         14,531
Interest and other income, net                                                     7             167           1,356
Interest expense                                                                (108)            (71)           (105)
---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                              1,774          (6,495)         15,782
Provision for income taxes (state and foreign only in 1994 and 1995)              69             325           6,554
Cumulative effect of deferred income taxes provided upon January 1, 1996
    conversion to C-Corporation status (3)                                      --              --             6,700
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                           $  1,705        $ (6,820)       $  2,528
=====================================================================================================================

PRO FORMA STATEMENT OF OPERATIONS DATA:
    Income (loss) before income taxes, as above                                             $ (6,495)         15,782
    Add back portion of compensation charge - stock options (4)                               17,900            --
---------------------------------------------------------------------------------------------------------------------
    Income before income taxes, as adjusted                                                   11,405          15,782
    Provision for income taxes (federal, state and foreign)                                    5,083           6,554
---------------------------------------------------------------------------------------------------------------------
    Pro forma net income                                                                    $  6,322           9,228
=====================================================================================================================
Pro forma net income per share                                                              $   0.36            0.49
=====================================================================================================================
Shares used in computing pro forma net income per share                                       17,490          18,924
=====================================================================================================================

(1) Includes royalties due to the Chief Executive Officer and principal shareholder of $924 in 1994. No royalties were due after 1994.
(2) Value of unexercised stock options of The Indus Group, Inc. upon elimination of contingency feature, which had precluded exercise of these options.
(3) Deferred income taxes related to differences in cash basis accounting for income tax purposes and accrual basis accounting for financial statement purposes through December 31, 1995.
(4) To reduce compensation expense to amount related to options granted in 1995 only.

See accompanying notes.


COMBINED (1994 and 1995); CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


(In thousands, except share amounts)
                                                                                                 Retained
                                                                                                  Earnings          Total
                                                          Common     Additional                 (Accumulated    Shareholders'
                                                           Stock       Capital       Other        Deficit)         Equity
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993 (1)                             131      $   --       $     (9)     $  8,001       $  8,123
    Repurchase of common stock                                (2)         --           --             (47)           (49)
    Cash distributions to shareholders                      --            --           --          (1,546)        (1,546)
    Translation adjustment                                  --            --              9          --                9
    Net income                                              --            --           --           1,705          1,705
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                 129          --           --           8,113          8,242
    Issuance of common stock as deferred compensation        480          --           (480)         --             --
    Cash distributions to shareholders (2)                  --            --           --          (9,516)        (9,516)
    Translation adjustment                                  --            --             (6)         --               (6)
    Stock options (3)                                       --          18,900         --            --           18,900
    Amortization of deferred compensation                   --            --             48          --               48
    Net loss                                                --            --           --          (6,820)        (6,820)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                 609        18,900         (438)       (8,223)        10,848
    Conversion to C Corporation on January 1, 1996          --          (8,223)        --           8,223           --
    Reincorporation and adoption of $.001 par value         (494)          494         --            --             --
    Issuance of common stock (4)                               4        35,288         --            --           35,292
    Tax benefit from employee stock transactions            --           6,669         --            --            6,669
    Purchase of Indus International, Inc. net assets (1)    (100)           (3)        --            --             (103)
    Unrealized loss on marketable securities                --            --            (42)         --              (42)
    Translation adjustment                                  --            --             84          --               84
    Amortization of deferred compensation                   --            --             96          --               96
    Net income                                              --          (6,700)        --           9,228          2,528
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                  19      $ 46,425     $   (300)     $  9,228       $ 55,372
=============================================================================================================================

(1) Except for the $100 capitalization of Indus International, Inc., all transactions in common stock relate to The Indus Group, Inc.
(2) Cash distributions to shareholders have been made by The Indus Group, Inc. only. Indus International, Inc. did not make any cash distributions prior to its acquisition by The Indus Group, Inc.
(3) Value of unexercised stock options of The Indus Group, Inc. upon elimination of contingency feature.
(4) Consists of $33,864 received from February 29, 1996 initial public offering (2,500,000 common shares offered at $15 per share less underwriting commission and expenses), $1,052 received from issuance of 71,309 common shares under the Employee Stock Purchase Plan and $376 received from the issuance of 916,845 common shares upon exercise of options.

See accompanying notes.


COMBINED (1994 and 1995); CONSOLIDATED (1995) STATEMENTS OF CASH FLOWS


(In thousands)
                                                                                            Years Ended December 31,
                                                                                      1994           1995           1996
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                  $  1,705       $ (6,820)      $  2,528
Adjustments to reconcile net income to net cash provided by operating activities:
    Compensation charge - stock options                                                --           18,900           --
    Depreciation and amortization                                                     1,105            901          1,360
    Provision for doubtful accounts                                                     436            325           (203)
    Amortization of deferred compensation                                              --               48             96
    Cumulative effect of deferred income taxes provided on conversion to
    C-corporation status                                                               --             --            6,700
    Changes in operating assets and liabilities:
       Billed accounts receivable                                                    (4,782)        (8,910)           975
       Unbilled accounts receivable                                                    (984)        (4,502)         3,420
       Receivable from shareholder                                                      306           --             --
       Other current assets                                                            (387)          (316)        (3,415)
       Employee notes receivable                                                        157             13            (61)
       Accounts payable                                                                 191            223            834
       Accrued payroll and related expense                                              348            824          1,189
       Income taxes payable                                                               7            (75)         6,451
       Deferred income taxes                                                             14            384         (3,189)
       Other accrued liabilities                                                        299           (387)           106
       Deferred revenue                                                               3,780          2,596          3,174
       Other                                                                             62            (59)           231
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                             2,257          3,145         20,196
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of marketable securities                                                      --             --          (39,010)
Sales and maturities of marketable securities                                          --             --           10,314
Acquisition of property and equipment                                                  (861)          (577)        (4,568)
--------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                  (861)          (577)       (33,264)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds (repayment) of line of credit                                              172          6,895         (8,900)
Net proceeds from issuance of common stock                                             --             --           35,292
Repurchase of common stock                                                              (49)          --             --
Distributions to shareholders                                                        (1,546)        (9,517)          --
Purchase of Indus International, Inc. net assets                                       --             --             (103)
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                  (1,423)        (2,622)        26,289
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                    (27)           (54)        13,221
Cash and cash equivalents at beginning of period                                        126             99             45
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                         $     99       $     45       $ 13,266
==========================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid                                                                      $    108       $     72       $    105
==========================================================================================================================
Income taxes paid                                                                  $   --         $    236       $  5,417
==========================================================================================================================
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES
Issuance of common stock in exchange for notes receivable                          $   --         $    480       $   --
==========================================================================================================================

See accompanying notes.

NOTES TO COMBINED (1994 and 1995); CONSOLIDATED (1996) FINANCIAL STATEMENTS

NOTE 1....NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

o ORGANIZATION AND BUSINESS
  The Indus Group, Inc. was incorporated under the laws of the state of California in 1990. On March 1, 1996, pursuant to an Asset Purchase Agreement, The Indus Group, Inc. purchased all of the assets and assumed all of the liabilities of Indus International, Inc., an entity which was incorporated in 1993 to operate in the United Kingdom and which was related to The Indus Group, Inc. through control by common shareholders. The purchase price of the net assets, which equaled the net book value, was $103,252. Concurrent with this purchase, The Indus Group, Inc. established a new wholly-owned subsidiary also named Indus International, Inc. to which the net assets were transferred. On January 1, 1996, The Indus Group, Inc. established a foreign sales corporation, Indus Foreign Sales Corporation. Collectively, the entities are referred to as the Company.

  The Company develops, markets, implements and supports client/server enterprise management software solutions. The Company focuses primarily on process industry companies, including electric utility, nuclear, oil and gas, chemical refining, steel and forest products companies.

o BASIS OF PRESENTATION
  The Company's combined financial statements for 1994 and 1995 include the accounts of The Indus Group, Inc. and Indus International, Inc. The Company's consolidated financial statements for 1996 include the accounts of The Indus Group, Inc., Indus International, Inc. and Indus Foreign Sales Corporation. All significant intercompany accounts and transactions have been eliminated.


o SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
  The Company provides its software to customers under contracts which provide for both software license fees and system implementation services. Revenues from system implementation services, which generally are time- and material-based, are recognized as direct contract costs are incurred. Revenues from application software licenses are recognized as earned revenue over the estimated time period to complete implementation of the software, which period generally is twelve to fourteen months. Revenues from client workstation software are recognized as billed.

  A portion of license fees is deferred initially and subsequently recognized over the one-year period during which continuing maintenance and support services are provided to customers under the contracts. After that initial contract period, additional maintenance and support services are subject to separate contracts for which revenue is recognized ratably over the contract period.

  Unbilled accounts receivable represent amounts related to revenue which has been recorded either as deferred revenue or earned revenue but which has not been billed. Generally, unbilled amounts are billed within 90 days.

  Deferred revenue represents primarily unearned license fees and unearned maintenance and support fees.

Concentration of Credit Risk
  The Company's customers are generally large companies in the electrical utility, nuclear, oil and gas, chemical refining, steel and forest products industries. The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company maintains allowances for potential credit losses and such losses have been within management's expectations. Two customers accounted for 12% and 11% of revenues in 1995 and 11% and 10% of revenues in 1996. No individual customer represented greater than 10% of sales in 1994.

Cash Equivalents and Marketable Securities
  The Company considers all highly liquid, low risk debt instruments with a maturity of three months or less from the date of purchase to be cash equivalents. The Company generally invests its cash and cash equivalents in money market accounts.

  The Company presently classifies all marketable securities as available-for-sale investments and carries them at fair market value. Marketable securities represent U.S. government obligations and indirect investments in municipal obligations. Marketable securities classified as long-term mature no later than July 1998. Unrealized holding gains and losses, net of taxes, are carried as a separate component of shareholders' equity.

Depreciation and Amortization
  Depreciation on office and computer equipment and furniture is computed using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the related lease term or their estimated useful lives.

  The Company's policy is to capitalize software development costs after technological feasibility has been established. To date, software development costs incurred subsequent to the establishment of technological feasibility have not been material and have not been capitalized.

Income Taxes
  Effective January 1, 1996, the Company elected C Corporation status for income tax purposes. Prior to 1996, the Company was an S Corporation and, as a result, income determined on the cash basis for income tax purposes was taxable to the shareholders, and not the Company, for federal and certain state income tax purposes. In connection with the termination of S Corporation status on January 1, 1996, a $6.7 million cumulative effect charge was recorded. The majority of the cumulative effect charge is due to changing from the cash basis of accounting as an S Corporation to the accrual basis of accounting as a C Corporation. The related deferred tax liability is payable over four years.

  The provision for income taxes included in the accompanying financial statements represents federal, state and foreign income taxes in 1996 and state income taxes in certain states for the Company and foreign income taxes relating to Indus International, Inc. in 1995 and 1994.

Pro Forma Data
  For purposes of presenting comparative earnings and calculating earnings per share data, pro forma net income for 1996 reflects the elimination of the $6.7 million cumulative deferred income tax charge.

NOTES TO COMBINED (1994 and 1995); CONSOLIDATED (1996) FINANCIAL STATEMENTS

  Pro forma net income in 1995 reflects provisions for taxes assuming the Company was taxed as a C Corporation. Furthermore, pro forma net income data in 1995 includes a $1 million nonrecurring compensation charge representing the fair value of the options granted in 1995 and excludes a $18.9 million nonrecurring compensation charge representing the value of unexercised non-qualified stock options upon elimination of the contingency feature. The contingency feature was intended to preserve the Company's S Corporation qualification by limiting the number of shareholders. If the Company had not been an S Corporation, no contingency feature would have been necessary.

Per Share Data
  Pro forma net income per share is computed using pro forma net income and the weighted average number of common and dilutive common equivalent shares outstanding during each period. Dilutive common equivalent shares consist of incremental common shares issuable upon the assumed exercise of stock options (using the treasury stock method). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins and Staff policy, the number of shares in 1995 also includes: (i) all common shares issued (and shares subject to stock options granted) within 12 months of the initial public offering date, as if they were outstanding for all periods presented; and (ii) 634,444 additional shares (equivalent to dividends paid in 1995 divided by the expected offering price per share).

Foreign Currency Translation
  Gains and losses from the translation of Indus International, Inc.'s financial statements are included in shareholders' equity. Net gains and losses resulting from foreign exchange transactions were immaterial in all periods presented.

Use of Estimates
  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements.

NOTE 2....MARKETABLE SECURITIES

The Company held no marketable securities prior to the initial public offering of common stock in February 1996. The following is a summary of marketable securities, all of which are available for sale at December 31, 1996 (in thousands):

                                             Gross         Gross
                                          Unrealized    Unrealized     Estimated
                                   Cost      Gains        Losses      Fair Value
--------------------------------------------------------------------------------
U.S. Treasury securities
and obligations of U.S.
government agencies              $ 16,067     $ 0          $(65)        $ 16,002
Municipal obligations              13,628      23             0           13,651
--------------------------------------------------------------------------------
                                 $ 29,695     $23          $(65)        $ 29,653
================================================================================
Included in:
Cash and cash equivalents        $  1,000     $ 0          $  0         $  1,000
Short term investments             26,579      10           (65)          26,524
Long term investments               2,116      13             0            2,129
--------------------------------------------------------------------------------
                                 $ 29,695     $23          $(65)        $ 29,653
================================================================================

  There were no realized gains or losses on sales of marketable securities. The net adjustment to unrealized holding losses on marketable securities included as a component of shareholder's equity totaled $41,986 in 1996.

NOTES TO COMBINED (1994 and 1995); CONSOLIDATED (1996) FINANCIAL STATEMENTS

NOTE 3....PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and consists of the following (in thousands):

                                                                 December 31,
                                                               1995       1996
--------------------------------------------------------------------------------
Office and computer equipment                                $ 4,233     $ 6,886
Furniture                                                      2,153       2,973
Leasehold improvements                                           434       1,337
Purchased software                                               272         465
--------------------------------------------------------------------------------
                                                               7,092      11,661
Less accumulated depreciation and amortization                 3,964       5,324
--------------------------------------------------------------------------------
                                                             $ 3,128     $ 6,337
================================================================================

NOTE 4....LINE OF CREDIT

  The Company has an unsecured revolving bank line of credit agreement, renewable annually in May, which permits borrowings, including stand-by letters of credit, of up to $15 million. No direct borrowings were outstanding under this agreement at December 31, 1996. Interest would have been payable at the bank's prime rate of 8.25% at December 31, 1996. Borrowings outstanding under this agreement at December 31, 1995 were $8.9 million, with interest at the bank's prime rate of 8.50%. Stand-by letters of credit outstanding were $232,641 and $602,641 at December 31, 1995 and 1996, respectively. The credit agreement contains certain affirmative and negative covenants. The Company was in compliance with these covenants at December 31, 1996.

NOTE 5....RELATED PARTY TRANSACTIONS

  The Company had a software license and royalty agreement with its Chief Executive Officer and principal shareholder through 1995. In 1995, accrual and payment under this agreement was waived. The related royalty expense, which was included in the cost of revenues, was $924,956 for 1994 (none in 1995). There were no royalties payable at December 31, 1996.

  The Company held employee notes receivable totaling $79,827 and $140,763 at December 31, 1995 and 1996, respectively, from officers and employees of the Company.

NOTE 6....COMMITMENTS

  The Company leases its office facilities under various operating lease agreements. The leases require monthly rental payments in varying amounts through 2001. These leases also require the Company to pay all property taxes, normal maintenance, and insurance on the leased facilities.

Total rental expense under these leases was approximately $1,450,000, $2,378,000 and $3,888,000 for 1994, 1995 and 1996, respectively. Future minimum lease
payments  under  all   non-cancelable   operating  leases  are  as  follows  (in
thousands):

                    December 31, 1996
   1997               $    3,529
   1998                    3,019
   1999                    2,717
   2000                    2,313
   2001                      589
-------------------------------------
                      $   12,167
=====================================

  A stand-by letter of credit ($202,674 at December 31, 1996), which is required in the lease for the Company's office, has been issued under The Indus Group, Inc.'s bank line of credit. This letter of credit requirement will terminate in May 1997.

  In 1995, the bank issued four irrevocable stand-by letters of credit totaling $29,967. In 1996, the bank issued two additional irrevocable stand-by letters of credit totaling $370,000. These letters are a requirement of two of the Company's licensing agreements. These letter of credit requirements will terminate in 1998.

NOTES TO COMBINED (1994 and 1995); CONSOLIDATED (1996) FINANCIAL STATEMENTS

NOTE 7....SHAREHOLDERS' EQUITY

  On December 27, 1995, the articles of incorporation of The Indus Group, Inc. were amended to: (i) increase the authorized number of common shares to 50,000,000, all of which are voting shares; (ii) effect a 17-for-one split of the outstanding common shares (and shares under option), and (iii) authorize 5,000,000 shares of preferred stock, issuable in series, with the rights and preferences to be established for each series. All share and per share data in the accompanying financial statements have been adjusted retroactively to give effect to the stock split. No series of preferred stock has been designated.

Preferred and Common Stock
  On February 29, 1996, the Company completed an initial public offering in which it sold 2,500,000 shares of common stock at $15.00 per share. The offering raised net proceeds of $33,863,764 after underwriting discount and $1,011,236 in related expenses.

Common Stock
The following is a summary of the authorized and issued common stock of The Indus Group, Inc. and in 1995 only for Indus International, Inc.:

                                                         December 31,
                                                  1995                  1996
--------------------------------------------------------------------------------
The Indus Group, Inc.:
   Authorized shares, no par value in 1995,
   $.001 par value in 1996                     50,000,000             50,000,000

   Issued and outstanding                      15,102,222             18,590,376
   Amount                                     $   509,061            $    18,590
--------------------------------------------------------------------------------
Indus International, Inc.:
   Authorized shares, no par value                200,000       (not applicable)
   Amount                                     $   100,000       (not applicable)
--------------------------------------------------------------------------------
Total Amount for The Company                  $   609,061            $    18,590
================================================================================

NOTE 8....INCENTIVE COMMON STOCK PLANS ISSUED AS DEFERRED COMPENSATION

Common Stock
  In June 1995,  the Company  issued  162,622  shares of common stock to several employees in exchange for notes aggregating $109,626. The notes will be forgiven over a five-year period provided the note holders continue their employment with the Company. Additional deferred compensation of $370,000 has been recorded for the difference between the notes and the deemed fair value of the shares at the date of issuance. The $479,626 total deferred compensation is being amortized over the five-year period.

1992 Stock Option Plan
  In 1992, the Company adopted a stock option plan under which options for a total of 1,805,400 shares of common stock may be granted to employees. The exercise price of each common share under option was the book value per share on the grant date. No further options will be granted under the 1992 Stock Option Plan. Under the plan, options granted would not be exercisable until a "liquidity event" had occurred. A liquidity event was defined as the sale of more than 20% of the voting stock interest to an independent party or parties or an acquisition of the Company which would result in termination of the plan. Options granted would expire on the earlier of termination of employment or ten years. Upon expiration of an option, the Company was obligated to pay the optionee the increase in book value over the term of the option ("the book value appreciation feature"). If any options were exercised, the Company would retain the right to repurchase the issued shares at their then book value upon termination of employment.

  As of September 29, 1995, the board of directors eliminated the liquidity event contingency, thereby causing the options then outstanding as to 1,791,970 common shares to be exercisable in their entirety. As a result, these options were valued as of September 30, 1995 for financial statement purposes and a one-time charge of $18,900,000 was recorded in the combined statement of operations. The book value appreciation feature, in the event of expiration of an option, also was eliminated at that time.

A summary of activity under the option plan is as follows:

                                                           Options Outstanding
                                                      --------------------------
                                 Shares Available      Number        Price Per
                                    for Grant         of Share         Share
--------------------------------------------------------------------------------
Balances at December 31, 1993         99,790         1,705,610     $0.28-$0.35
    Options canceled                 298,860          (298,860)    $0.28-$0.35
--------------------------------------------------------------------------------
Balances at December 31, 1994        398,650         1,406,750     $0.28-$0.35
    Options granted                 (438,260)          438,260           $0.69
    Options canceled                  56,440           (56,440)          $0.28
--------------------------------------------------------------------------------
Balances at December 31, 1995         16,830         1,788,570     $0.28-$0.69
    Options exercised                   --            (916,845)    $0.28-$0.69
    Options canceled                   1,700            (1,700)          $0.28
--------------------------------------------------------------------------------
Balances at December 31, 1996         18,500           870,025     $0.28-$0.69
================================================================================

NOTES TO COMBINED (1994 and 1995); CONSOLIDATED (1996) FINANCIAL STATEMENTS

1995 Stock Plan
  The 1995 Stock Plan provides for the grant of incentive stock options to employees of the Company and nonstatutory stock options to employees, directors and consultants of the Company. A total of 1,500,000 shares of common stock have been reserved for issuance under the plan. The incentive stock options will be granted at not less than the fair market value of the stock on the date of grant; nonqualified stock options will be granted at not less than 85% of the fair market value of the stock on the date of grant. The options will generally vest over a one to four year period and have a maximum term of ten years.

A summary of activity under the option plan is as follows:

                                                          Options Outstanding
                                                    ----------------------------
                              Shares Available      Number of       Price Per
                                  for Grant           Share           Share
--------------------------------------------------------------------------------
Balances at December 31, 1995     1,500,000            --
    Options granted                (807,350)        807,350      $16.50-$22.75
    Options canceled                  2,250          (2,250)            $16.50
--------------------------------------------------------------------------------
Balances at December 31, 1996       694,900         805,100      $16.50-$22.75
================================================================================

1995 Director Option Plan
  The 1995 Director Option Plan provides for the issuance of nonstatutory stock options to nonemployee directors of the Company. A total of 100,000 shares of common stock have been reserved for issuance. Under the plan, nonemployee directors were each granted an option to purchase 10,000 shares of common stock upon the completion of the initial public offering in February 1996. The options were granted at an exercise price of $15.00 per share and vest quarterly over a four year period. On each date of the Company's Annual Meeting of Shareholders, each nonemployee director will be granted an option to purchase an additional 2,500 shares, provided the director has served on the board for at least six months. Future options will be granted at the fair market value of the stock on the date of grant and will vest quarterly over a four year period.

1995 Employee Stock Purchase Plan
  The Company has an employee stock purchase plan under which 500,000 shares of common stock have been reserved for issuance. The plan allows for eligible employees to purchase stock at 85% of the lower of the fair market value of the  Company's  common  stock as of the first day of each  six-month  offering period or the fair market value of the stock at the end of the offering period. The offering period will commence on January 1 and July 1 of each year, with the first offering period beginning on such date following the closing of the initial public offering in February 1996. Purchases will be limited to 10% of each employee's compensation. The Company issued 71,309 shares under the plan in 1996 at prices ranging from $12.75 to $17.21 per share.

NOTES TO COMBINED (1994 and 1995); CONSOLIDATED (1996) FINANCIAL STATEMENTS

NOTE 9....ALTERNATIVE METHOD OF VALUING STOCK OPTIONS

  The Company has elected to follow Accounting Principal Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," (Statement 123) requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements.

  The Company's 1995 Stock Option Plan has authorized the grant of options to employees for up to 1,500,000 shares of the Company's common stock. All options granted typically have 10 year terms and vest and become fully exercisable at the end of 4 years of continued employment.

  Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under fair value method of that Statement. The fair value for these options was estimated at the date of grant using the minimum value method for 1995 and the Black-Scholes option pricing model for 1996 with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates of 6.0% and 5.75%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0.75 and 0.0; and a weighted-average expected life of the option of 1 and 4 years.

  The option valuation models were developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information net income including compensation expense, net of tax of $1,074,000 and $878,000 for the year ended December 31, 1995 and 1996, respectively, is as follows (in thousands except for earnings per share information):

                          1995        1996
---------------------------------------------
Pro forma
net income              $ 5,248      $ 8,350

Pro forma
earnings per share:     $  0.29      $  0.44


Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.
A summary of the Company's stock option activity, and related information for the years ended December 31, follows:

                                                1995                           1996
                                   -----------------------------   -----------------------------
                                                       Weighted-                       Weighted-
                                                        Average                        Average
                                      Options          Exercise         Options        Exercise
                                   (in thousands)        Price      (in thousands)     Price
------------------------------------------------------------------------------------------------
Outstanding-beginning of year         1,407           $0.32             1,789         $ 0.41
Granted                                 438            0.69               827          16.50
Exercised                              --              --                (917)          0.41
Forfeited                               (56)           0.28                (4)          5.25
------------------------------------------------------------------------------------------------
Outstanding-end of year               1,789           $0.41             1,695         $ 8.38
                                     ======                            ======
Exercisable at end of year            1,789           $0.41               874         $ 8.38
Weighted-average fair value of
  options granted during the year    $ 5.16                            $16.71


NOTES TO COMBINED (1994 and 1995); CONSOLIDATED (1996) FINANCIAL STATEMENTS


The following table summarizes information about fixed stock options outstanding as of December 31, 1996.

                                   Options Outstanding         Options Exercisable
-----------------------------------------------------------  --------------------------
                                      Weighted-
                                       Average    Weighted-                  Weighted-
                         Number       Remaining    Average       Number       Average
Range of Exercise    Outstanding As  Contractual  Exercise   Exercisable as  Exercise
       Prices          of 12/31/96      Life        Price      of 12/31/96     Price
--------------------------------------------------------------------------------------
$0.28-$0.69             870,025         6.53       $  0.41      870,025       $ 0.41
$15.00-$22.75           825,100         9.28       $ 16.79        3,750       $15.00
--------------------------------------------------------------------------------------
Total                 1,695,125         7.87       $  8.38      873,775       $ 0.47
======================================================================================


NOTE 10....EMPLOYEE BENEFIT AND PROFIT-SHARING PLANS

  The Company has a defined contribution 401(K) plan. All employees over the age of 21 who have completed at least one-half year of service are eligible to participate. Each participant may elect to have amounts deducted from his or her compensation and contributed to the plan up to 15% of his or her base salary. All contributions are fully vested at the time the employee becomes an active participant.

  The Company also has a profit sharing plan. All employees over the age of 21 who have completed at least one-half year of service are eligible to participate. Contributions to the plan are at the discretion of the board of directors and are made to eligible employees' individual accounts in proportion to their base salary. Contribution expense related to the profit sharing plan for 1994, 1995 and 1996 was approximately $100,000, $238,000 and $250,000, respectively.

NOTE 11....EXPORT SALES

Export sales were as follows (in thousands):

                                     1994               1995              1996
--------------------------------------------------------------------------------
Europe                             $ 1,457            $ 2,017            $ 7,337
Pacific                              2,237              1,766              2,326
Other                                  753              2,118              3,005
--------------------------------------------------------------------------------
                                   $ 4,447            $ 5,901            $12,668
================================================================================

NOTE 12....INCOME TAXES

The provision for income taxes (state and foreign only in 1994 and 1995) consists of the following (in thousands):

                                         1994           1995              1996
--------------------------------------------------------------------------------
Current:
   Federal                             $  --           $  --            $ 7,639
   State and foreign                        55              95            2,202
--------------------------------------------------------------------------------
Deferred:                                   55              95            9,841
--------------------------------------------------------------------------------
   Federal                                --              --             (2,522)
   State and foreign                        14             230             (765)
--------------------------------------------------------------------------------
                                            14             230           (3,287)
--------------------------------------------------------------------------------
                                       $    69         $   325          $ 6,554
================================================================================

NOTES TO COMBINED (1994 and 1995); CONSOLIDATED (1996) FINANCIAL STATEMENTS

The provision for income taxes reconciles to the amount computed by applying the federal statutory rate to income before provision for income taxes as follows (in thousands):

                                                                  1996
                                                        Amount          Percent
--------------------------------------------------------------------------------
Federal statutory rate                                 $ 5,524           35.0%
State taxes, net of federal benefit                        934            5.9
FSC benefit                                               (294)          (1.8)
Other                                                      390            2.4
--------------------------------------------------------------------------------
                                                       $ 6,554           41.5%
================================================================================

  No state income tax benefit has been recorded in connection with the $18.9 million compensation charge recorded in 1995. The 1996 current federal and state tax provisions do not reflect the tax savings of $6,669,000 resulting from deductions associated with the exercise of stock options by employees in 1996. This tax benefit has been included in additional capital in 1996.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the net deferred tax liability are as follows (in thousands):
                                                                December 31,
                                                            1995          1996
--------------------------------------------------------------------------------
Accounts receivable allowances                             $  --        $  (197)
Tax over book depreciation and amortization                   --            363
Nondeductible accruals                                        --           (782)
Deferred licensing fees                                       --         (3,820)
State income taxes                                            --           (339)
Conversion from cash to accrual basis of accounting           --          8,612
Cash basis of accounting for income taxes                      312         --
Other, net                                                      14         --
--------------------------------------------------------------------------------
Net deferred tax liability                                 $   326      $ 3,837
================================================================================


  The additional taxable income resulting from the change from the cash to accrual basis of accounting for income taxes in 1996 will be reportable in taxable income over the year 1996 through 1999.

NOTE 13....SUBSEQUENT EVENTS

  The Company entered into an agreement to acquire a 10% interest in TenFold Corporation, a private software company, for $8 million in cash. The Company will receive a perpetual, unlimited license for future applications and tools developed with TenFold's technology.

  The Company entered into an agreement to acquire Prism Consulting, a private management consulting firm, for $4.75 million in the Company's stock at the current market value and $250,000 in cash. The principals of Prism Consulting will become employees of the Company and be subject to non-compete agreements.

SELECTED FINANCIAL INFORMATION


  The following selected financial information of the Company is qualified by reference to and should be read in conjunction with the financial statements and notes thereto and other financial information included elsewhere herein.
  The combined statements of operations data for the years ended December 31, 1994 and 1995 and combined balance sheet data as of December 31, 1995 of The
  Indus Group, Inc. and Indus International, Inc. and the consolidated statement of operations data for the year ended December 31, 1996 and consolidated balance sheet data as of December 31, 1996 are derived from and qualified by reference to financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere herein.
  The combined balance sheet data as of December 31, 1992 and 1993 and the combined statement of operations data for the years ended December 31, 1992 and 1993 are derived from the financial statements of the Company that have been audited by Ernst & Young LLP that are not included herein.

                                                                                         Years Ended December 31,
                                                                  1992         1993          1994           1995          1996
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues:
    Software licensing fees                                    $  6,112      $  6,514      $  7,547       $ 10,676       $ 16,208
    Services and maintenance                                     16,681        20,978        23,044         43,115         59,731
---------------------------------------------------------------------------------------------------------------------------------
       Total revenues                                            22,793        27,492        30,591         53,791         75,939
---------------------------------------------------------------------------------------------------------------------------------
    Cost of revenues                                              9,127        10,395        12,798         22,578         31,790
---------------------------------------------------------------------------------------------------------------------------------
    Gross margin                                                 13,666        17,097        17,793         31,213         44,149
    Operating expenses:
       Research and development                                   4,295         6,910         7,120          8,306         12,493
       Sales and marketing                                        1,856         3,533         4,144          5,680          9,306
       General and administrative                                 3,988         3,595         4,654          4,918          7,819
       Compensation charge - stock options(1)                      --            --            --           18,900           --
---------------------------------------------------------------------------------------------------------------------------------
            Total operating expenses                             10,139        14,038        15,918         37,804         29,618
---------------------------------------------------------------------------------------------------------------------------------
    Income (loss) from operations                                 3,527         3,059         1,875         (6,591)        14,531
    Other income (expense), net                                      83            83          (101)            96          1,251
---------------------------------------------------------------------------------------------------------------------------------
    Income (loss) before income taxes                             3,610         3,142         1,774         (6,495)        15,782
    Provision for income taxes (state and foreign only
        prior to 1996)                                               90            55            69            325          6,554
    Cumulative effect of deferred income taxes provided upon
    January 1, 1996 conversion to C Corporation status(2)          --            --            --             --            6,700
---------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                          $  3,520      $  3,087      $  1,705       $ (6,820)      $  2,528


PRO FORMA STATEMENT OF OPERATIONS DATA FOR 1995 AND 1996:
    Income (loss) before income taxes, as above                                                           $ (6,495)      $ 15,782
    Add back portion of compensation charge - stock options(1)                                              17,900           --
---------------------------------------------------------------------------------------------------------------------------------
    Income before income taxes, as adjusted                                                                 11,405         15,782
    Provision for income taxes (federal, state and foreign)(2)                                               5,083          6,554
=================================================================================================================================
    Pro forma net income                                                                                  $  6,322       $  9,228
=================================================================================================================================
    Pro forma net income per share(3)                                                                     $   0.36       $   0.49
=================================================================================================================================
    Shares used in computing pro forma net income per share(3)                                              17,490         18,924
=================================================================================================================================


                                                                                  December 31,
                                                               1992         1993          1994          1995          1996
---------------------------------------------------------------------------------------------------------------------------------
                                                                                  (in thousands)
BALANCE SHEET DATA:
    Working capital                                            $ 6,789       $ 4,179       $ 4,698        $ 7,640        $46,693
    Total assets                                                14,914        13,080        18,063         31,075         75,514
    Short-term debt                                              1,700         1,833         2,005          8,900           --
    Long-term debt                                                --            --            --             --             --
Total shareholders' equity                                       9,641         8,123         8,243         10,848         55,372

(1) Reflects nonrecurring expense incurred in the third quarter of 1995 in connection with an amendment to the Company's 1992 Stock Option Plan to accelerate the exercisability of outstanding stock options, which had previously been contingent upon the occurrence of certain events. The pro forma adjustment of $17,900 is to reduce 1995 compensation expense to the amount related to options granted in 1995 only. See Note 1 of the Notes to the Combined Financial Statements.
(2) Prior to January 1, 1996, the Company was not subject to federal corporate income taxation because of its election to be taxed under the provisions of Subchapter S of the Code. Pro forma net income for 1995 has been determined by assuming that the Company had been taxed as a C Corporation for 1995. Pro forma net income for 1996 reflects the elimination of a nonrecurring charge for the cumulative effect of deferred income taxes incurred in the first quarter of 1996 in connection with the termination of the Company's S Corporation status. See Notes 1 and 12 of Notes to the Consolidated Financial Statements.
(3) See Note 1 of Notes to Consolidated Financial Statements for a more complete explanation of the determination of the number of shares used in computing pro forma net income per share.